Exhibit 99.1

Neptune To Drive Cost Reduction by Bringing Legal Services In-House

Christopher J.C. Waldon has been appointed to Deputy General Counsel – Litigation

Christopher Piazza has been appointed to Deputy General Counsel – Corporate

LAVAL, QC, Jan. 18, 2022 /CNW/ - Neptune Wellness Solutions Inc. ("Neptune" or the "Company") (NASDAQ: NEPT) (TSX: NEPT), a diversified and fully integrated health and wellness company focused on plant-based, sustainable, and purpose-driven lifestyle brands, today announced two new leadership appointments to expand the Company's in-house legal capabilities. These appointments are the result of the Company's commitment to decrease the need for third-party legal counsel and reduce overall corporate spend, in line with its recent strategic review. Also, bringing additional legal services in-house will further enhance Neptune's ability to protect its assets and strategically engage with third parties.

John Wirt, Neptune's Chief Legal Officer, said "By expanding our internal legal capabilities, we continue to execute on the cost reduction and streamlining measures outlined in our strategic review. A significant portion of Neptune's corporate expenditures have come from legal expenses, largely as a result of our reliance on outside legal counsel. We anticipate that these appointments will streamline our legal processes, enhance our strategic advantage, improve efficiency and deliver significant cost savings to Neptune for years to come."

Effective immediately, Christopher J. C. Waldon has been appointed Deputy General Counsel – Litigation. Waldon joins Neptune from Venable LLP, where he has represented Neptune on its litigation matters.

As a seasoned commercial litigator and trial attorney with over fourteen years' experience handling all aspects of litigation, Waldon has achieved favorable results for clients in state and federal courts and before arbitration tribunals in a wide variety of matters. He holds a Juris Doctor from the University of North Carolina School of Law and a Bachelor of Arts with High Honors in Economics and Philosophy from Emory University.

In addition, Christopher Piazza has been appointed Deputy General Counsel – Corporate. Piazza holds significant experience in Securities and Exchange Commission filings and regulations, corporate transactional matters and advising Boards of Directors. He has served as Neptune's Associate General Counsel since 2019, advising the Company on critical legal matters during a period of significant growth, strategic change, and corporate development. In his new role, Piazza will be responsible for overseeing all of Neptune's corporate and transactional matters, including the review and optimization of Neptune's contracting process.

Prior to joining Neptune, Piazza practiced law in the corporate law departments of Simpson Thacher & Bartlett LLP and Greenberg Traurig, LLP, where he primarily represented public and private companies in securities matters and mergers & acquisitions. He holds a Juris Doctor from the University of Michigan Law School and a Bachelor of Arts in Economics from the University of British Columbia.

About Neptune Wellness Solutions Inc.
Headquartered in Laval, Quebec, Neptune is a diversified health and wellness company with a mission to redefine health and wellness. Neptune is focused on building a portfolio of high quality, affordable consumer products in response to long-term secular trends and market demand for natural, plant-based, sustainable and purpose-driven lifestyle brands. The Company utilizes a highly flexible, cost-efficient manufacturing and supply chain infrastructure that can be scaled to quickly adapt to consumer demand and bring new products to market through its mass retail partners and e-commerce channels. For additional information, please visit: https://neptunewellness.com/.

Disclaimer – Safe Harbor Forward–Looking Statements

Forward-looking statements contained in this press release involve known and unknown risks, uncertainties and other factors that may cause actual results, performance and achievements of Neptune Wellness Solutions to be materially different from any future results, performance or achievements expressed or implied by the said forward-looking statements.

Neither NASDAQ nor the Toronto Stock Exchange accepts responsibility for the adequacy or accuracy of this release.

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SOURCE Neptune Wellness Solutions Inc.

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%CIK: 0001401395

For further information: Media Contacts: media@neptunecorp.com; Jessica Adkins, SVP Corporate Communications, Neptune Wellness Solutions, Inc., j.adkins@neptunecorp.com ; Investor Contacts: Morry Brown, VP Investor Relations, Neptune Wellness Solutions, Inc., m.brown@neptunecorp.com; Valter Pinto, Managing Director, KCSA Strategic Communications, neptune@kcsa.com, 212.896.1254

CO: Neptune Wellness Solutions Inc.

CNW 07:30e 18-JAN-22